EXHIBIT 99.6

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS CONSENT

We consent to the inclusion in Yamana Gold Inc.‘s Annual Report on Form 40-F for the year ended February 29, 2004, of our Independent Registered Chartered Accountant’s Report dated April 12, 2004 and to the references to us in such Form 40-F.

Vancouver, British Columbia
Canada
June 28, 2004